UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 33-64820
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                               Americo Life, Inc.
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             (Exact name of registrant as specified in its charter)

                   1055 Broadway, Kansas City, Missouri 64105
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   (Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

                    91/4% Senior Subordinated Notes due 2005
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            (Title of each class of securities covered by this Form)

                                None
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)           Rule 12h-3(b)(1)(i)
                  Rule 12g-4(a)(1)(ii)          Rule 12h-3(b)(1)(ii)
                  Rule 12g-4(a)(2)(i)           Rule 12h-3(b)(2)(i)
                  Rule 12g-4(a)(2)(ii)          Rule 12h-3(b)(2)(ii)
                                                Rule 15d-6             X

     Number of holders of record as of the certification or notice date: None.

     Americo Life, Inc. has been filing periodic reports with the Commission on a voluntary basis pursuant to contractual obligations set forth in the Indenture respecting its 9 1/4% Senior Subordinated Notes due 2005 (the "Notes"). These Notes were redeemed in their entirety on May 28, 2003. As a result, no Notes are now outstanding under the Indenture and Americo Life, Inc.'s obligations to voluntarily file periodic reports has been extinguished.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Americo Life, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

         Date: June 16, 2003        By: /s/ Mark K. Fallon
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                                    Mark K. Fallon
                                    Senior Vice President and
                                    Chief Financial Officer
                                    (Principal Financial Officer and
                                    Principal Accounting Officer)